05037757

SEC ... SSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 48557 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Discount Brokerage, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 No. Flagler Drive, Suite 703
(No. and Street)

West Palm Beach, Florida 33401
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Corley, Jr. 561-515-3200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotoff, CPA, P. A.
(Name – *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005, Altamonte Springs, FL 407-774-2044
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, William H. Corley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Discount Brokerage, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAYLI ALEMAN
MY COMMISSION EXPIRES
May 6, 2006
#DD 115237
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

## TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P. A.
*Certified Public Accountant and Consultant*

**Report of Independent Certified Public Accountant**

Board of Directors and Stockholder
1st Discount Brokerage, Inc.

I have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc., a wholly owned subsidiary of 1DB Financial, Inc., as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc., a wholly owned subsidiary of 1DB Financial, Inc., as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 4, 2005

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
O 407.774.2044 C 321.578.0050 F 866.220.7648 srotroffcpa@msn.com

## 1ST DISCOUNT BROKERAGE, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 964,533 |
| Cash deposits with clearing brokers ($275,000 required) | 302,305 |
| Due from clearing brokers | 930,545 |
| Commissions and rebates receivable | 767,143 |
| Prepaid expenses and other current assets | 188,277 |
| Securities purchased, not yet sold | 1,121,547 |
| Furniture and equipment, net of accumulated depreciation of $117,371 | 11,192 |
| Investments in securities, at cost | 52,368 |
| Other non-current assets | 100,782 |
| Due from related parties | 222,434 |
| | $ 4,661,126 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| Liabilities: | |
| Payable to brokers | 866,531 |
| Commissions payable | 797,359 |
| Note payable | 19,500 |
| Securities sold, not yet purchased | 6,203 |
| Accounts payable | 178,076 |
| Accrued expenses | 87,778 |
| Total liabilities | 1,955,447 |
| Stockholder's equity: | |
| Common stock, no par value; 100,000 shares authorized, 1,250 shares issued and outstanding | 1,322,496 |
| Retained earnings | 1,383,183 |
| Total stockholder's equity | 2,705,679 |
| | $ 4,661,126 |

*The accompanying notes are an integral part of these financial statements.*

## 1ST DISCOUNT BROKERAGE, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 13,432,806 |
| Interest | 1,008,000 |
| Fees and other charges | 972,624 |
| Net realized and unrealized gains | (13,972) |
| | 15,399,458 |
| **Expenses:** | |
| Commissions | 9,266,085 |
| Salaries, wages, taxes and benefits | 2,357,076 |
| Clearing and execution costs | 1,189,503 |
| Other expenses | 727,271 |
| Management fees paid parent | 420,000 |
| Occupancy costs | 349,307 |
| Interest | 98,688 |
| Advertising and marketing | 75,528 |
| Depreciation and amortization | 13,733 |
| | 14,497,191 |
| Income before provision for income tax expense | 902,267 |
| Federal and state income tax expense (Note 5) | (339,341) |
| Net income | $ 562,926 |

*The accompanying notes are an integral part of these financial statements.*

**1ST DISCOUNT BROKERAGE, INC.**
**(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | Common stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | earnings | Total |
| **Balance, January 1, 2004** | 1,250 | $ 1,322,496 | $ 820,257 | $ 2,142,753 |
| Net income | - | - | 562,926 | 562,926 |
| **Balance, December 31, 2004** | 1,250 | $ 1,322,496 | $ 1,383,183 | $ 2,705,679 |

*The accompanying notes are an integral part of these financial statements.*

**1ST DISCOUNT BROKERAGE, INC.**
**(A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | |
|---|---|
| **Cash flow from operating activities:** | |
| Net income | $ 562,926 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 12,640 |
| Write-off of investment in warrants at cost | 19,015 |
| Increase or decrease in assets and liabilities: | |
| Increase in cash deposit with clearing brokers | (734) |
| Decrease in due from clearing broker | 311,646 |
| Increase in commissions and rebates receivable | (19,964) |
| Decrease in prepaid expenses and other assets | 69,009 |
| Decrease in securities purchased, not yet sold | 2,468,338 |
| Increase in non-current assets | (52,126) |
| Increase in due from related parties | (6,388) |
| Decrease in brokers payable | (2,410,990) |
| Decrease in commissions payable | (245,176) |
| Decrease in securities sold, not yet purchased | (58,114) |
| Decrease in accounts payable and accrued expenses | (127,817) |
| Total cash provided by operating activities | 522,265 |
| **Cash flow from financing activities:** | |
| Issuance of note payable | 19,500 |
| Total cash provided by financing activities | 19,500 |
| **Net increase in cash** | 541,765 |
| Cash and cash equivalents, beginning of year | 422,768 |
| **Cash and cash equivalents, end of year** | $ 964,533 |
| **Supplemental disclosure of cash flow information:** | |
| Cash paid during the year for interest | $ 98,688 |
| Cash paid during the year for income taxes | $ 300,302 |

*The accompanying notes are an integral part of these financial statements.*

## 1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company") was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company became a wholly-owned subsidiary of 1DB Financial, Inc. (the "Parent"), as of February 25, 1999.

The Company's main office is in West Palm Beach, Florida and the Company operates branch offices throughout the United States, including a large branch office in San Francisco, California. The Company's sources of revenue are derived from unsolicited discount brokerage transactions, institutional trading and fees as a registered investment advisor. The Company is an introducing broker-dealer and clears its trades through ADP Clearing and Outsource Services (formerly U. S. Clearing) and Computer Clearing Corporation (the "Clearing Brokers").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and Cash equivalents*** – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

***Cash deposits with clearing brokers*** – Cash deposits with clearing brokers consist of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $275,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Brokers, the Company will be required to maintain the cash on deposit.

***Due from clearing brokers and commissions receivable*** – Due from clearing brokers and commissions receivable represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections.

***Furniture and equipment*** - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

***Investment in securities at cost*** - Investment in securities at cost represents warrants purchased as an investment and monies invested in a limited liability corporation. The warrants and investment are carried at cost since it is not practicable to estimate fair value.

***Securities transactions*** - Securities transactions, including commissions payable, are recorded on a trade date basis.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

***Fees and other charges*** – Fees and other charges are recorded when the money is received.

***Advertising costs*** -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2004, were approximately $12,500.

***Income taxes*** – The Company's operations are reported as part of the consolidated income tax return of the Parent, 1DB Financial, Inc. and its subsidiaries. The income tax expense is based on an allocation of the consolidated tax liabilities and benefits to the individual companies included in the group, as if, each company were filing on an individual basis.

***Fair value of financial instruments*** - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

***Use of estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. RELATED PARTY TRANSACTIONS

***Parent company transactions*** - The Company shared offices, administrative and occupancy expenses with its Parent and two related party corporations. The Company entered into a management agreement with the Parent on January 3, 2000. Any expenses paid by the Parent or affiliates on behalf of the Company are considered part of the management fee the Company pays. The agreement calls for a minimum management fee of $420,000 per annum. The agreement may be canceled or modified with the approval of each party upon thirty (30) days notice. For the twelve months ended December 31, 2004, the Company paid management fees of $420,000.

***Investment transaction*** - The Company owns a 2% interest in a limited liability corporation. The Company's investment of approximately $18,700 is reflected in Investment in Securities, at Cost. The membership agreement provides that the Company will be paid 25% of the profits or losses of the Company's profit center in the limited liability corporation. During the year ended December 31, 2004, the Company was paid approximately $5,400 as its membership interest of the profits and recorded a receivable of approximately $244 at December 31, 2004.

## 4. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture and equipment consisted of the following at December 31, 2004:

| | |
|---|---|
| Furniture and fixtures | $ 31,335 |
| Computer equipment | 31,269 |
| Equipment | 23,917 |
| Internet website | 37,500 |
| Capitalized software | 4,542 |
| | 128,563 |
| Less accumulated depreciation and amortization | (117,371) |
| | $ 11,192 |

Depreciation and amortization expense recorded on furniture, equipment and software for the twelve months ended December 31, 2004 was $5,146.

## 5. INCOME TAX EXPENSE

The income tax expense is estimated at approximately 38%, which represents a combined rate for federal and state obligations. The tax expense of the Company is treated as if the Company remitted its liability to the Parent, and the intercompany account has been adjusted and recorded accordingly.

## 6. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for its main office space (2,356 square feet) in May 2001. During May 2003, the Company amended the lease to include an additional 1,189 square feet of space. The lease contains per annum escalation clauses of $.50 per square foot. The lease amendment for the additional space expires on May 16, 2007, and the original lease expires on May 16, 2009, with an option to renew that would extend the term to 2014.

On August 15, 2002, the Company entered into a sublease agreement for its branch office in California. The term of the sublease, as amended, extends to September 30, 2007, and the rent during this period is $13,938 per month. The sublease contains no terms for renewal. On April 30, 2004, the Company leased additional space totaling 874 square feet at a monthly rental of approximately $620. The lease on the additional space extends through September 30, 2007.

## 6. COMMITMENT AND CONTINGENCIES (continued)

Rent expense for the year ended December 31, 2004 was $349,300. The following are future minimum lease payments as of December 31, 2004:

| Year | |
|---|---|
| 2005 | 245,858 |
| 2006 | 241,380 |
| 2007 | 184,989 |
| 2008 | 46,678 |
| 2009 | 17,670 |
| Total rent | $ 736,575 |

The Company is a defendant in arbitration claims filed by customers in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from the claims.

The Company maintains cash balances at two large national banks. One account is maintained in money market funds that are not insured. Accounts not invested in money market funds at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000, but the balances may exceed that amount at any time.

The Company maintains accounts at its two Clearing Brokers. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation, but the balances may exceed these amounts at any given time, and certain funds may be invested in money market accounts that are not insured.

## 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the Clearing Brokers on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

## 8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2004, the Company's minimum net capital requirement was $129,950. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2004, the net capital, as computed, was $1,872,749. Consequently, the Company had excess net capital of $1,742,799.

At December 31, 2004, the percentage of aggregate indebtedness to net capital was approximately 104.1% versus an allowable percentage of 1500%.

## 9. RECONCILIATION OF NET CAPITAL

The were no differences in the net capital computation shown on the Company's December 31, 2004 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1.

## 10. SUBSEQUENT EVENTS

On November 10, 2004, the Company entered into an agreement to purchase all of the brokerage accounts of St. Louis Discount Securities, Inc. ("SLDS") for the sum of $125,000, of which the Company paid $25,000 as a downpayment. On January 3, 2005, the Company accepted the transfer of the SLDS accounts and paid an additional $100,000. The agreement provides for a $25,000 contingent payment to be made within one year of acceptance of the bulk transfer of SDLS' accounts based upon trading volume during the one year period.

## 1ST DISCOUNT BROKERAGE, INC.
## COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2004

| | | |
|---|---|---|
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | | |
| Total stockholder's equity qualified for net capital | | $ 2,705,679 |
| Deductions: | | |
| Non-allowable assets: | | |
| Petty cash | 580 | |
| Intercompany receivables | 222,434 | |
| Securities not readily marketable | 52,368 | |
| Rebates receivable | 95,019 | |
| Commissions receivable greater than 30 days | 82,403 | |
| Employee and commission advances | 4,168 | |
| Furniture and equipment, net | 11,192 | |
| Prepaid expenses, deposits and other | 284,891 | |
| Total non-allowable assets | | 753,055 |
| Net capital before haircuts and securities positions | | 1,952,624 |
| Haircuts: | | |
| Money markets | 19,596 | |
| Government securities | 59,588 | |
| Worthless securities | 691 | |
| | | 79,875 |
| Net capital | | 1,872,749 |
| Minimum net capital requirements: | | |
| 6 2/3% of total aggregate indebtedness | $ 129,950 | |
| Minimum dollar net capital requirement of reporting broker dealer | $ 100,000 | |
| Net capital requirement (greater of above two minimum requirement amounts) | | 129,950 |
| Net capital in excess of required minimum | | $ 1,742,799 |
| Excess net capital at 1000% | | $ 1,677,825 |
| **RECONCILIATION:** | | |
| Net capital, per page 10 of the December 31, 2004 unaudited Focus Report, as filed | | $ 1,872,750 |
| Net audit adjustments | | - |
| Adjustment for rounding | | (1) |
| Net capital, per December 31, 2004 audited report, as filed | | $ 1,872,749 |

*The accompanying notes are an integral part of these financial statements.*

# 1ST DISCOUNT BROKERAGE, INC.
## COMPUTATION AND RECONCILIATION OF AGRREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31 2004

| | |
|---|---|
| Total indebtedness | $ 1,955,447 |
| Less: non-allowable inventory short | (6,203) |
| Total aggregate indebtedness included in Statement of Financial Condition | $ 1,949,244 |
| | |
| Percentage of aggregate indebtedness to net capital | 104.08% |

*The accompanying notes are an integral part of these financial statements.*

# 1ST DISCOUNT BROKERAGE, INC.
# (A WHOLLY-OWNED SUBSIDIARY OF 1DB FINANCIAL, INC.)
# INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
# AS OF DECEMBER 31, 2004

1st Discount Brokerage, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Discount Brokerage, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P. A.
*Certified Public Accountant and Consultant*

# REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
1st Discount Brokerage, Inc.

In planning and performing my audit of the financial statements of 1st Discount Brokerage, Inc. (the "Company") a wholly-owned subsidiary of 1DB Financial, Inc., for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
O 407.774.2044 C 321.578.0050 F 866.220.7648 srotroffcpa@msn.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Rotoff, CPA, P.A.

February 4, 2005